Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-203936
Supplementing the
Preliminary Prospectus Supplements dated August 8, 2016
(to Prospectus dated August 8, 2016)
PRICING TERM SHEET
Dated as of August 8, 2016

SM Energy Company

16,000,000 Shares of Common Stock

and
$150,000,000 1.50% Convertible Senior Notes due 2021

The information in this pricing term sheet relates to offerings by SM Energy Company of 16,000,000 shares of its common stock (the “Shares”) and $150,000,000 1.50% Convertible Senior Notes due 2021(the “Notes”) and should be read together with the applicable preliminary prospectus supplement dated August 8, 2016 (including the documents incorporated by reference therein and the base prospectus dated August 8, 2016 in respect thereof) relating to such offerings.  The information in this pricing term sheet supersedes the information in the preliminary prospectus supplements to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

The offering of the Shares and the offering of the Notes are separate offerings that are being made pursuant to separate prospectus supplements.  The closing of the offering of the Shares is not conditioned upon the closing of the offering of the Notes, and the closing of the offering of the Notes is not conditioned upon the closing of the offering of the Shares. In addition, neither the closing of the offering of the Shares nor the closing of the offering of the Notes are conditioned on, or are a condition to, the consummation of the Acquisition (as defined in the applicable prospectus supplement).

16,000,000 Shares of Common Stock

Issuer:	SM Energy Company

NYSE Symbol:	SM

Shares Offered:	16,000,000 shares of common stock (excluding an option to purchase 2,400,000 additional shares)

Price to Public:	$30.00 per share

Net Proceeds:

Approximately $461.7 million (or approximately $531 million if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and commissions and estimated offering expenses.

Closing Date:	August 12, 2016

Use of Proceeds:

If the Acquisition is consummated, the Issuer intends to use the net proceeds from this offering to partially fund the Acquisition.  If the Acquisition is not consummated, the Issuer intends to use the net proceeds from this offering for general corporate purposes, which may include, among other things, reducing indebtedness, acquiring properties, and funding a portion of its exploration and production activities and working capital. See “Use of proceeds” in the preliminary prospectus supplement for the Shares.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Barclays Capital Inc. BBVA Captital Markets, LLC RBC Capital Markets, LLC

$150,000,000 1.50% Convertible Senior Notes due 2021

Issuer:	SM Energy Company

NYSE Symbol:	SM

Securities Offered:	1.50% Convertible Senior Notes due 2021

Offering Size:	$150,000,000 aggregate principal amount (or $172,500,000 aggregate principal amount if the underwriters exercise their over-allotment option in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Net Proceeds:

Approximately $144.6 million (or $166.4 million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses, but without giving effect to the cost of the capped call transactions.

Use of Proceeds:

The Issuer intends to use approximately $20.9 million of the net proceeds from the Notes offering to pay the cost of the capped call transactions described below. If the Acquisition is consummated, the Issuer intends to use the remainder of the net proceeds from this offering to partially fund the Acquisition. If the Acquisition is not consummated, the Issuer’s management will have broad discretion in the application of the net proceeds of this offering.  If the underwriters exercise their over-allotment option, the Issuer expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions.  See “Use of proceeds” in the preliminary prospectus supplement for the Notes.

Maturity:	July 1, 2021, unless earlier purchased or converted

Interest Rate:	1.50% per annum payable semiannually in arrears in cash

Interest Payment Dates:	January 1 and July 1, beginning January 1, 2017

No Redemption:	The Issuer may not redeem the Notes prior to the maturity date. No sinking fund is provided for the Notes.

Capped Call Transactions:

In connection with the pricing of the Notes, the Issuer entered into capped call transactions with one or more of the underwriters or their respective affiliates (the “option counterparties”). The capped call transactions are expected generally to reduce potential dilution to the Issuer’s common stock upon any conversion of Notes and/or offset any cash payments the Issuer is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.

Initial Conversion Rate:	24.6914 shares of common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $40.50 per share of common stock

Conversion Premium:	Approximately 35% above the Price to Public of the Shares

Make-Whole Premium Upon Conversion Upon a Make-Whole Fundamental Change:

If certain corporate events as described in the preliminary prospectus supplement for the Notes occur at any time prior to the maturity date, each of which is referred to as a “make-whole fundamental change,” the conversion rate for any Notes converted following such make-whole fundamental change will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of common stock. The number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes will be determined by reference to the following table and is based on the effective date of such make-whole fundamental change and the applicable “stock price” (as defined in the preliminary prospectus supplement for the Notes) per share of common stock for the make-whole fundamental change:

	Stock Price
Effective Date	$30.00	$35.00	$40.50	$45.00	$50.00	$60.00	$70.00	$80.00	$100.00	$120.00	$140.00	$160.00
August 12, 2016	8.6419	6.3246	4.6264	3.6504	2.8508	1.8078	1.1899	0.8018	0.3732	0.1648	0.0562	0.0031
July 1, 2017	8.6419	6.2403	4.4654	3.4607	2.6502	1.6190	1.0290	0.6710	0.2938	0.1218	0.0381	0.0018
July 1, 2018	8.6419	6.0691	4.2032	3.1704	2.3562	1.3583	0.8171	0.5058	0.1999	0.0738	0.0192	0.0004
July 1, 2019	8.6419	5.7466	3.7654	2.7089	1.9094	0.9930	0.5424	0.3065	0.1002	0.0275	0.0027	0.0000
July 1, 2020	8.6419	5.1146	2.9521	1.8956	1.1758	0.4818	0.2151	0.1021	0.0223	0.0014	0.0000	0.0000
July 1, 2021	8.6419	3.8800	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•                  between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  in excess of $160.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•                  less than $30.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, the conversion rate will not be increased to more than 33.3333 shares per $1,000 principal amount of Notes, although the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of Notes—Conversion rights—Conversion rate adjustments” in the preliminary prospectus supplement for the Notes.

Trade Date:	August 9, 2016

Settlement Date:	August 12, 2016

CUSIP/ISIN:	78454L AM2 / US78454LAM28

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Other Information Applicable to both Offerings

We will incur significant transaction costs and expenses in connection with the Acquisition, and completion of the acquisition will increase our indebtedness.

We expect to incur a number of significant transaction-related costs and expenses associated with the Acquisition.  We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the integration of the properties to be acquired, which may be significant.

We intend to finance a portion of the purchase price of the Acquisition and any transaction-related costs and expenses with the proceeds from these offerings, and we expect that the remaining portion of the purchase price and related fees and expenses will be funded with proceeds from asset sales pursuant to definitive agreements currently in place, asset sales contemplated as part of our continued portfolio management (including the divestiture of our outside operated position in the Eagle Ford shale), borrowings under our Credit Agreement or borrowings under the Bridge Facility.  This increase in our indebtedness may reduce our flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs.  Based on a preliminary conversation with a rating agency, it is possible that the Acquisition and related financing could have a negative impact on our outlook.  In addition, there can be no assurance that we will be able to successfully consummate any divestitures, whether pending or contemplated.

The Issuer has filed a registration statement, including a prospectus, and preliminary prospectus supplements with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplements in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus, the preliminary prospectus supplements, and the final prospectus supplements when available, may be obtained by contacting Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, Phone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com; or by calling BofA Merrill Lynch at 1-800-294-1322.

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